Exhibit 99.1

NYSE-A: ROY	NR 10-07
TSX: IRC	February 22, 2010

ROYAL GOLD AND INTERNATIONAL ROYALTY CORPORATION COMPLETE PLAN OF ARRANGEMENT

DENVER, COLORADO. February 22, 2010. ROYAL GOLD, INC. (NASDAQ:RGLD; TSX:RGL) (“Royal Gold”) and International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (“IRC”) today announced the completion of the plan of arrangement (the “Arrangement”) between Royal Gold and IRC pursuant to which Royal Gold has acquired all of the outstanding common shares of IRC.

Pursuant to the Arrangement, IRC shareholders will receive, in the aggregate: (i) cash consideration of approximately C$313.6 million and US$49.1 million; (ii) 5,234,086 million common shares of Royal Gold; and (iii) 1,806,649 million exchangeable shares of a wholly-owned Canadian subsidiary of Royal Gold. Due to the pro-rationing mechanism in the Arrangement, IRC shareholders who elected all cash consideration will receive C$4.20 of their consideration in cash (or the US$ equivalent thereof based on the Bank of Canada noon spot rate of $1.0420, as of February 19, 2010, if they elected to receive their cash consideration denominated in US$) and 0.0593 shares of Royal Gold common stock or exchangeable shares for each IRC share properly submitted. Shareholders who elected all share consideration will receive 0.1385 shares of Royal Gold common stock or exchangeable shares per IRC share. Holders who elected or were deemed to have elected a combination of cash and shares will receive their proportionate cash and share consideration as pro-rated under the Arrangement.

Tony Jensen, President and Chief Executive Officer of Royal Gold stated, “We welcome IRC shareholders to participate in the combined entity’s robust portfolio of royalty interests on 197 properties on six continents, including royalties on 31 producing properties and 20 development stage projects. Royal Gold’s portfolio of high-quality, long-lived royalties - highlighted by significant interests in the Peñasquito, Pascua-Lama, Andacollo, Cortez, and Voisey’s Bay mines - is unparalleled in the business and offers a dominant gold focus, excellent geopolitical characteristics, and a substantial base for our future growth.”

IRC founder, chairman and CEO Douglas B. Silver, commented, “It is gratifying to complete this successful transaction for IRC shareholders. We are proud of the quality royalty portfolio and the value for shareholders that IRC was able to build in only five short years. We are also pleased that IRC shareholders can be associated with Royal Gold which has been a formidable competitor and has built a high quality royalty portfolio in its own right, focused on precious metals. We are confident that the combination of Royal Gold and IRC can build shareholder value for years to come.”

Royal Gold, Inc.

Royal Gold is a precious metals royalty company engaged in the acquisition and management of precious metal royalty interests. Royal Gold is publicly traded on the NASDAQ Global Select Market under the symbol “RGLD,” and on the Toronto Stock Exchange under the symbol “RGL.” Royal Gold’s website is located at www.royalgold.com.

For further information please contact:

Karen Gross
Vice President and Corporate Secretary
(303) 575-6504

Cautionary “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding the cash, shares, or exchangeable shares each IRC shareholder will receive, and the duration of anticipated revenue from Royal Gold’s robust royalty portfolio. Factors that could cause actual results to differ materially from those implied or expressed by these statements include, among others, factors described in IRC’s Management Proxy Circular, dated January 15, 2010 that is filed with the Securities and Exchange Commission, precious metals prices, decisions and activities of the operators of the various properties, unanticipated grade, geological, metallurgical, processing or other problems the operators may encounter, changes in project parameters as plans continue to be refined, economic and market conditions, as well as other factors described elsewhere in this press release and in Royal Gold’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and other filings with the Securities and Exchange Commission. In addition, acquired royalty interests on certain projects are subject to risks associated with conducting business in a foreign country, including application of foreign laws to contract and other disputes, foreign environmental laws and enforcement and uncertain political and economic environments. Most of these factors are beyond Royal Gold’s ability to predict or control. Royal Gold disclaims any obligation to update any forward-looking statement made herein. Readers are cautioned not to put undue reliance on forward-looking statements.